SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 November, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Top of page 1

FOR IMMEDIATE RELEASE
London 1 November 2022
BP p.l.c. Group results
Third quarter and nine months 2022

"For a printer friendly version of this announcement please click on the link below to open a PDF version of the announcement"

http://www.rns-pdf.londonstockexchange.com/rns/8138E_1-2022-10-31.pdf

Performing while transforming

Financial summary	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) for the period attributable to bp shareholders	(2,163)	9,257	(2,544)	(13,290)	5,239
Inventory holding (gains) losses*, net of tax	2,186	(1,607)	(390)	(2,085)	(2,468)
Replacement cost (RC) profit (loss)*	23	7,650	(2,934)	(15,375)	2,771
Net (favourable) adverse impact of adjusting items*, net of tax	8,127	801	6,256	38,221	5,979
Underlying RC profit*	8,150	8,451	3,322	22,846	8,750
Operating cash flow*	8,288	10,863	5,976	27,361	17,496
Capital expenditure*	(3,194)	(2,838)	(2,903)	(8,961)	(9,215)
Divestment and other proceeds(a)	606	722	313	2,509	5,367
Surplus cash flow*	3,530	6,590	933	14,209	3,315
Net issue (repurchase) of shares(b)	(2,876)	(2,288)	(926)	(6,756)	(1,426)
Net debt*(c)	22,002	22,816	31,971	22,002	31,971
Announced dividend per ordinary share (cents per share)	6.006	6.006	5.460	17.472	16.170
Underlying RC profit per ordinary share* (cents)	43.15	43.58	16.48	118.61	43.22
Underlying RC profit per ADS* (dollars)	2.59	2.61	0.99	7.12	2.59

● Net debt reduced to $22.0 billion	● Further $2.5 billion share buyback announced	● High-grading hydrocarbons portfolio - formation of Azule Energy; final investment decision at Cypre; agreed divestment of Algeria	● Accelerating transformation to an IEC - agreed to acquire Archaea Energy - a leading US biogas producer; agreement with Hertz to advance North America fleet EV charging strategy

This quarter's results reflect us continuing to perform while transforming. We remain focused on helping to solve the energy trilemma - secure, affordable and lower carbon energy. We are providing the oil and gas the world needs today - while at the same time - investing to accelerate the energy transition. Our agreement on Archaea Energy is the most recent step in our strategic transformation of bp.

Bernard Looney Chief executive officer

(a)      Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 3 for more information on divestment and other proceeds.
(b)     Nine months 2022 excludes the ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP. See Note 7 for more information.
(c)      See Note 9 for more information.

RC profit (loss), underlying RC profit (loss), surplus cash flow and net debt are non-GAAP measures. Inventory holding (gains) losses and adjusting items are non-GAAP adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 33.

Top of page 2

Highlights
Underlying replacement cost profit* $8.2 billion

●     Underlying replacement cost profit was $8.2 billion, compared with $8.5 billion for the previous quarter. Compared to the second quarter, the result was impacted by weaker refining margins, an average oil trading result and lower liquids realizations, partly offset by an exceptional gas marketing and trading result and higher gas realizations.
●     Reported loss for the quarter was $2.2 billion, compared with a profit of $9.3 billion for the second quarter 2022. The reported result for the third quarter includes inventory holding losses net of tax of $2.2 billion and a charge for adjusting items* net of tax of $8.1 billion. This charge includes adverse fair value accounting effects* of $10.1 billion, primarily due to further increases in forward gas prices compared to the end of the second quarter, partly offset by $2.0 billion gain on sale relating to the formation of Azule Energy.

Operating cash flow* $8.3 billion; net debt* reduced to $22.0 billion

●     Operating cash flow in the quarter was $8.3 billion including a working capital build (after adjusting for inventory holding losses* and fair value accounting effects) of $6.2 billion, mainly due to the increase in the forward price of LNG.
●     Looking forward, the outlook for working capital remains subject to a number of factors, including price. However, following the build in working capital as a result of rising gas prices since 2021, we now expect the working capital movement to include a release of around $7 billion, weighted toward the second-half of 2023 and 2024, primarily as LNG cargoes are delivered.
●     Capital expenditure* in the quarter was $3.2 billion. bp now expects capital expenditure of around $15.5 billion in 2022, if the acquisition of Archaea Energy completes before year end.
●     During the third quarter, bp completed share buybacks of $2.9 billion. The $3.5 billion share buyback programme announced with the second quarter results was completed on 27 October 2022.
●     Net debt fell for the tenth successive quarter to reach $22.0 billion at the end of the third quarter.

Further $2.5 billion share buyback within disciplined financial frame

●     During the third quarter bp generated surplus cash flow* of $3.5 billion and intends to execute a $2.5 billion share buyback prior to announcing its fourth-quarter results, bringing total announced share buybacks from 2022 surplus cash flow to $8.5 billion, equivalent to 60% of 2022 surplus cash flow year to date.
●     For 2022 and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow for share buybacks and intends to allocate the remaining 40% to further strengthen the balance sheet.
●     In setting the buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow.
●     Against the authority granted at bp's 2022 annual general meeting to repurchase up to 1.95 billion shares, bp had repurchased 677 million shares at 31 October.

Progressing transformation to an Integrated Energy Company

●     In resilient hydrocarbons bp is accelerating its biogas strategy - part of its bioenergy Transition Growth Engine - agreeing to acquire Archaea Energy a leading US biogas company. bp has also continued to make progress high-grading its portfolio: completing the creation of Azule Energy a 50:50 joint venture combining its Angolan assets with those of Eni; taking the final investment decision on the Cypre project offshore Trinidad; and announcing an agreement to sell its upstream business in Algeria to Eni.
●     In convenience and mobility bp continued to advance its growth strategy in EV charging and convenience: announcing plans to collaborate with Hertz in North America to install a national network of EV charging solutions for Hertz and its customers powered by bp pulse; and expanding its partnership with leading retailer REWE in Germany, to install fast, reliable, convenient charging for customers while they shop.
●     In low carbon energy bp continued to progress its renewables and hydrogen strategy. In Australia, bp closed its acquisition of a 40.5% stake in AREH, one of the world's largest planned renewables and green hydrogen* energy hubs. And in the UK, two bp-led projects - H2Teesside and Net Zero Teesside Power - have been shortlisted in Phase 2 of the UK government's cluster sequencing process for support of carbon capture, use and storage (CCUS).

Third quarter results show bp continuing to execute its disciplined financial frame. Net debt fell for the tenth successive quarter; we are investing with discipline; and we are delivering on our commitment to shareholder distributions - announcing a further $2.5 billion share buyback.

Murray Auchincloss Chief financial officer

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 39.

Top of page 3

Financial results

At 31 December 2021, the group's reportable segments were gas & low carbon energy, oil production & operations, customers & products and Rosneft. The group has ceased to report Rosneft as a separate segment in the group's financial reporting for 2022. From the first quarter of 2022, the group's reportable segments are gas & low carbon energy, oil production & operations and customers & products. For more information see Note 1 Basis of preparation - Investment in Rosneft. For the period from 1 January 2022 to 27 February 2022, any net income from Rosneft is classified as an adjusting item.

In addition to the highlights on page 2:
● Loss attributable to bp shareholders in the third quarter was $2.2 billion compared with a loss of $2.5 billion in the same period of 2021. Loss attributable to bp shareholders in the nine months was $13.3 billion compared with a profit of $5.2 billion in the same period of 2021.
● Adjusting items* in the third quarter and nine months were an adverse pre-tax impact of $8.3 billion and $39.4 billion respectively, compared with an adverse pre-tax impact of $6.4 billion and $5.7 billion in the same periods of 2021.
● As a result of bp's two nominated directors stepping-down from the Rosneft board on 27 February, bp determined that it no longer meets the criteria set out under IFRS for having "significant influence" over Rosneft. bp therefore no longer equity accounts for its interest in Rosneft from that date, treating it prospectively as a financial asset measured at fair value. Within the nine-month result, the loss of significant influence and an impairment assessment led to a net pre-tax charge of $24.0 billion classified as an adjusting item, reducing equity by $14.4 billion. A further $1.5 billion pre-tax charge relating to bp's decision to exit its other businesses with Rosneft in Russia is also included in the nine-month result, reducing equity by $1.2 billion. See Note 1 for further information.
● Adjusting items for the third quarter and nine months 2022 also include adverse fair value accounting effects* of $10.1 billion and $16.7 billion respectively compared to an adverse pre-tax impact of $6.1 billion and $7.2 billion respectively in the same periods of 2021. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges and recognises changes in value of the LNG contracts being risk managed.
● Adjusting items for the third quarter and nine months 2022 also include a non-taxable gain of $2.0 billion arising from the contribution of bp's Angolan business to Azule Energy.
● There were pre-tax inventory holding losses of $2.9 billion and gains of $2.8 billion for the third quarter and nine months 2022 respectively. The loss arose in the third quarter due to falls in crude and product prices, compared to the significant increases in the first half of the year.
● The effective tax rate (ETR) on RC profit or loss* for the third quarter and nine months was 96% and -242% respectively, compared with -175% and 57% for the same periods in 2021. Excluding adjusting items, the underlying ETR* for the third quarter and nine months was 37% and 33% respectively, compared with 35% and 31% for the same periods a year ago. The higher underlying ETR for the third quarter and nine months reflects the UK Energy Profits Levy on North Sea profits and the absence of equity-accounted earnings from Rosneft, partly offset by changes in the geographical mix of profits. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
● Operating cash flow* for the third quarter and nine months 2022 was $8.3 billion and $27.4 billion respectively, compared with $6.0 billion and $17.5 billion for the same periods last year.
● Capital expenditure* in the third quarter and nine months 2022 was $3.2 billion and $9.0 billion respectively, compared with $2.9 billion and $9.2 billion in the same periods of 2021.
● Total divestment and other proceeds for the third quarter and nine months were $0.6 billion and $2.5 billion respectively, compared with $0.3 billion and $5.4 billion for the same periods in 2021. Other proceeds for the nine months 2022 consist of $0.6 billion of proceeds from the disposal of a loan note related to the Alaska divestment. See page 31 for further information.
● At the end of the third quarter, net debt* was $22.0 billion, compared with $22.8 billion at the end of the second quarter 2022 and $32.0 billion at the end of the third quarter 2021.

Top of page 4

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
RC profit (loss) before interest and tax
gas & low carbon energy	(2,956)	2,737	(4,135)	(1,743)	222
oil production & operations	6,965	7,237	2,692	18,033	7,289
customers & products	2,586	3,531	1,060	8,098	2,634
other businesses & corporate(a)	(1,093)	(1,028)	118	(26,840)	21
Of which:
other businesses & corporate excluding Rosneft	(1,093)	(1,028)	(750)	(2,807)	(1,853)
Rosneft	-	-	868	(24,033)	1,874
Consolidation adjustment - UPII*	(21)	(21)	(42)	(8)	(60)
RC profit (loss) before interest and tax	5,481	12,456	(307)	(2,460)	10,106
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(633)	(539)	(688)	(1,816)	(2,104)
Taxation on a RC basis	(4,646)	(3,988)	(1,740)	(10,327)	(4,561)
Non-controlling interests	(179)	(279)	(199)	(772)	(670)
RC profit (loss) attributable to bp shareholders*	23	7,650	(2,934)	(15,375)	2,771
Inventory holding gains (losses)*	(2,868)	2,146	500	2,779	3,183
Taxation (charge) credit on inventory holding gains and losses	682	(539)	(110)	(694)	(715)
Profit (loss) for the period attributable to bp shareholders	(2,163)	9,257	(2,544)	(13,290)	5,239

Analysis of underlying RC profit (loss) before interest and tax

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	6,240	3,080	1,807	12,915	5,317
oil production & operations	5,211	5,902	2,461	15,796	6,268
customers & products	2,725	4,006	1,158	8,887	2,641
other businesses & corporate(a)	(405)	(201)	550	(865)	1,127
Of which:
other businesses & corporate excluding Rosneft	(405)	(201)	(373)	(865)	(848)
Rosneft	-	-	923	-	1,975
Consolidation adjustment - UPII	(21)	(21)	(42)	(8)	(60)
Underlying RC profit before interest and tax	13,750	12,766	5,934	36,725	15,293
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(565)	(509)	(513)	(1,560)	(1,579)
Taxation on an underlying RC basis	(4,856)	(3,527)	(1,900)	(11,547)	(4,294)
Non-controlling interests	(179)	(279)	(199)	(772)	(670)
Underlying RC profit attributable to bp shareholders*	8,150	8,451	3,322	22,846	8,750

Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-15 for the segments.

(a)      From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.

Top of page 5

Operating Metrics

Operating metrics	Nine months 2022	vs Nine months 2021
Tier 1 and tier 2 process safety events*	32	-18
Reported recordable injury frequency*	0.184	+23.0%
upstream* production(a) (mboe/d)	2,249	+3.2%
upstream unit production costs*(b) ($/boe)	6.25	-10.2%
bp-operated hydrocarbon plant reliability*	95.8%	+1.5
bp-operated refining availability*(a)	94.4%	-0.2

(a)      See Operational updates on pages 6, 9 and 11.

(b)     Reflecting higher volumes and lower cost including impact of conversion to equity-accounted entities.

Outlook & Guidance

Macro outlook
● bp expects oil prices to remain elevated in the fourth quarter due to the recent OPEC+ supply cut reducing supply amid ongoing uncertainty associated with Russian oil exports.
● bp expects global gas prices to remain elevated and volatile during the fourth quarter due to a lack of supply to Europe with the outlook heavily dependent on Russian pipeline flows or other supply disruptions.
● bp expects industry refining margins to remain elevated in the fourth quarter due to sanctioning of Russian crude and product and energy prices are also expected to remain high.

4Q22 guidance
● bp expects fourth-quarter 2022 upstream* production on a reported basis to be slightly lower compared with the third-quarter 2022, primarily in our gas regions.
● In our customers and products business, we expect lower marketing margins and seasonally lower volumes and, in Castrol, base oil prices to remain elevated. There also remains an elevated level of uncertainty due to the ongoing impacts of the conflict in Ukraine, COVID-19 restrictions and inflationary pressure. In refining, we expect margins to remain high, the benefits of which will be partially offset by elevated energy prices, a higher level of turnaround activity, and operational impacts following the shutdown of the bp-Husky Toledo refinery in Ohio, US.

2022 Guidance
In addition to the guidance on page 2:
● bp now expects reported upstream production to be slightly higher compared with 2021 despite the absence of production from our Russia incorporated joint ventures. On an underlying basis, we expect upstream production to be higher.
● bp continues to expect the other businesses & corporate underlying annual charge to be in a range of $1.2-1.4 billion for 2022. The charge may vary from quarter to quarter.
● bp continues to expect the depreciation, depletion and amortization to be at a similar level to 2021.
● The underlying ETR* for 2022 is expected to be around 35% but is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group's profits and losses.
● bp now expects capital expenditure of around $15.5 billion in 2022, if the acquisition of Archaea Energy completes before year end.
● bp now expects divestment and other proceeds to be slightly over $3 billion in 2022. Against a target of $25 billion of divestment and other proceeds between the second half of 2020 and 2025 bp has now received $15.3 billion of proceeds.
● bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.4 billion pre-tax including the $1.2 billion pre-tax paid during the second quarter.
● For 2022, and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow* for share buybacks and intends to allocate the remaining 40% to further strengthen the balance sheet.
● On average, based on bp's current forecasts, at around $60 per barrel Brent and subject to the board's discretion each quarter, bp continues to expect to be able to deliver share buybacks of around $4.0 billion per annum and have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025.
● In setting the dividend per ordinary share and the buyback each quarter, the board will take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point* and the maintenance of a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 39.

Top of page 6

gas & low carbon energy

Financial results
●      The replacement cost loss before interest and tax for the third quarter and nine months was $2,956 million and $1,743 million respectively, compared with a loss of $4,135 million and a profit of $222 million for the same periods in 2021. The third quarter and nine months include an adverse impact of net adjusting items* of $9,196 million and $14,658 million respectively, compared with an adverse impact of net adjusting items of $5,942 million and $5,095 million for the same periods in 2021.
●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the third quarter and nine months was $6,240 million and $12,915 million respectively, compared with $1,807 million and $5,317 million for the same periods in 2021. Adjusting items include adverse fair value accounting effects* of $9,224 million for the quarter and $14,313 million for the nine months, primarily arising from a further significant increase in forward gas prices during the third quarter. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges and recognises changes in value of the LNG contracts being risk managed.
●      The underlying replacement cost profit for the third quarter, compared with the same period in 2021, reflects higher realizations, higher production and an exceptional gas marketing and trading result. For the nine months the result reflects higher realizations, higher production and an exceptional gas marketing and trading result, partially offset by a higher depreciation, depletion and amortization charge.

Operational update
●      Reported production for the quarter was 981mboe/d, 10.4% higher than the same period in 2021. Underlying production* was 4.7% higher, mainly due to major project* start-ups in 2021, partly offset by base decline.
●      Reported production for the nine months was 957mboe/d, 7.4% higher than the same period in 2021. Underlying production for the nine months was 7.7% higher due to major project start-ups in 2021, partly offset by base decline.
●      Renewables pipeline* at the end of the quarter was 26.9GW (bp net). The renewables pipeline increased by 1.1GW during the quarter due to net increases in the solar pipeline. The renewables pipeline increased by 3.8GW for the nine months, primarily as a result of bp and its partner EnBW being awarded a lease option off the east coast of Scotland to develop an offshore wind project with a total generating capacity of around 2.9GW (1.45GW bp net) in the first quarter, and additions to the Lightsource bp pipeline.

Strategic progress
gas
●        On 11 October bp signed a 30-month exploration and production sharing contract for the BirAllah gas resource in Mauritania. Under the terms of the agreement bp and its partners Kosmos Energy and Societe Mauritanienne des Hydrocarbures can continue to assess and develop commercial and technical options for the project.
●        On 24 September bp announced Cypre, bp's third subsea gas development in Trinidad and Tobago, which is expected to start drilling next year with first gas expected in 2025. The project is planned to have seven wells and subsea trees and be tied back into bp's Juniper platform.
●        On 12 September bp announced it has agreed to purchase EDF Energy Services, expanding bp's presence in the US commercial and industrial retail power and gas business. Subject to regulatory approvals, completion is expected by the end of year.
●        On 7 September bp announced that it had agreed to sell its upstream business in Algeria to Eni, including its interests in the gas-producing In Amenas and In Salah concessions. bp holds working interests of 33.15% and 45.89% in the In Salah and In Amenas projects respectively. Both are operated by joint ventures co-owned by bp, Equinor and Sonatrach. Completion is subject to customary governmental and other approvals.

low carbon energy
●      On 12 October bp submitted a bid to the UK government for our proposed flagship green hydrogen* project. HyGreen Teesside is one of the UK's largest proposed green hydrogen plants and aims to produce an initial 80 megawatts (MW) of hydrogen by 2025 and 500MW by 2030.
●      In September bp closed its 40.5% investment in AREH (Asian Renewable Energy Hub) project in the Pilbara region of Western Australia, which has the potential to be one of the largest renewables and green hydrogen hubs in the world. The other partners are InterContinental Energy (26.4%), CWP Global (17.8%) and Macquarie Capital and Macquarie's Green Investment Group (15.3%).
●      On 15 August bp-led projects H2Teesside and Net Zero Teesside Power were shortlisted in Phase 2 of the UK government's cluster sequencing process for support of CCUS.

Top of page 7

gas & low carbon energy (continued)

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) before interest and tax	(2,970)	2,728	(4,120)	(1,741)	263
Inventory holding (gains) losses*	14	9	(15)	(2)	(41)
RC profit (loss) before interest and tax	(2,956)	2,737	(4,135)	(1,743)	222
Net (favourable) adverse impact of adjusting items	9,196	343	5,942	14,658	5,095
Underlying RC profit before interest and tax	6,240	3,080	1,807	12,915	5,317
Taxation on an underlying RC basis	(1,478)	(717)	(389)	(3,204)	(1,168)
Underlying RC profit before interest	4,762	2,363	1,418	9,711	4,149

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,177	1,203	1,230	3,635	3,199

Exploration write-offs
Exploration write-offs	10	-	14	8	41

Adjusted EBITDA*
Total adjusted EBITDA	7,427	4,283	3,051	16,558	8,557

Capital expenditure*
gas	872	681	736	2,195	2,252
low carbon energy(a)	86	142	336	447	1,452
Total capital expenditure	958	823	1,072	2,642	3,704

(a)      Nine months 2021 includes $712 million in respect of the remaining payment to Equinor for our investment in our strategic US offshore wind partnership and $326 million as a lease option fee deposit paid to The Crown Estate in connection with our participation in the UK Round 4 Offshore Wind Leasing together with our partner EnBW.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
Production (net of royalties)(b)
Liquids* (mb/d)	117	112	109	117	110
Natural gas (mmcf/d)	5,011	4,709	4,520	4,873	4,527
Total hydrocarbons* (mboe/d)	981	924	889	957	891

Average realizations*(c)
Liquids ($/bbl)	88.03	105.50	66.39	92.93	61.11
Natural gas ($/mcf)	9.85	8.42	5.26	8.74	4.44
Total hydrocarbons* ($/boe)	60.80	55.79	34.91	55.91	30.21

(b)     Includes bp's share of production of equity-accounted entities in the gas & low carbon energy segment.
(c)      Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Top of page 8

gas & low carbon energy (continued)

	30 September 2022	30 June 2022	30 September 2021

low carbon energy(a)

Renewables (bp net, GW)
Installed renewables capacity*	2.0	2.0	1.7

Developed renewables to FID*	4.6	4.4	3.6
Renewables pipeline	26.9	25.8	23.3
of which by geographical area:
Renewables pipeline - Americas	17.5	16.9	16.8
Renewables pipeline - Asia Pacific	1.7	1.4	1.1
Renewables pipeline - Europe	7.6	7.2	5.2
Renewables pipeline - Other	0.1	0.2	0.2
of which by technology:
Renewables pipeline - offshore wind	5.2	5.2	3.7
Renewables pipeline - solar	21.7	20.6	19.6
Total Developed renewables to FID and Renewables pipeline	31.5	30.1	26.9

(a)      Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 9

oil production & operations

Financial results
●      The replacement cost profit before interest and tax for the third quarter and nine months was $6,965 million and $18,033 million respectively, compared with $2,692 million and $7,289 million for the same periods in 2021. The third quarter and nine months include a favourable impact of net adjusting items* of $1,754 million and $2,237 million respectively, compared with a favourable impact of net adjusting items of $231 million and $1,021 million for the same periods in 2021.
●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the third quarter and nine months was $5,211 million and $15,796 million respectively, compared with a profit of $2,461 million and $6,268 million for the same periods in 2021.
●      The underlying replacement cost profit for the third quarter and nine months, compared with the same periods in 2021, reflects higher realizations.

Operational update
●      Reported production for the quarter was 1,317mboe/d, broadly flat with the third quarter of 2021. Underlying production* for the quarter was 2.4% higher compared with the third quarter of 2021 reflecting reduced weather impacts in the US Gulf of Mexico and bpx energy performance partly offset by seasonal maintenance.
●      Reported production for the nine months was 1,292mboe/d, broadly flat with the same period of 2021. Underlying production for the nine months was 2.6% higher compared with the same period of 2021 reflecting bpx energy performance, major projects* and reduced weather impacts in the US Gulf of Mexico partly offset by base performance.

Strategic progress
●      On 1 August bp and Eni completed the formation of Azule Energy, an independent incorporated 50:50 joint venture between bp and Eni, that combines the two companies' Angolan businesses.
●      Following the announcement on 13 June that bp had agreed to sell its 50% interest in the Sunrise oil sands project in Alberta, Canada, to Calgary-based Cenovus Energy the transaction completed on 31 August 2022. As part of the deal, bp acquired Cenovus's interest in the Bay du Nord project in Eastern Canada, adding to its sizeable acreage position offshore Newfoundland and Labrador.
●      As a result of project commissioning issues, bp now expects start-up of the Mad Dog Phase 2 project in the Gulf of Mexico to be delayed until 2023 (bp operator 60.5%, Woodside Energy 23.9%, Chevron 15.6%).

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit before interest and tax	6,966	7,230	2,691	18,028	7,297
Inventory holding (gains) losses*	(1)	7	1	5	(8)
RC profit before interest and tax	6,965	7,237	2,692	18,033	7,289
Net (favourable) adverse impact of adjusting items	(1,754)	(1,335)	(231)	(2,237)	(1,021)
Underlying RC profit before interest and tax	5,211	5,902	2,461	15,796	6,268
Taxation on an underlying RC basis	(2,921)	(2,295)	(1,220)	(7,128)	(2,888)
Underlying RC profit before interest	2,290	3,607	1,241	8,668	3,380

Top of page 10

oil production & operations (continued)

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,381	1,371	1,767	4,181	4,900

Exploration write-offs
Exploration write-offs	180	79	16	310	80

Adjusted EBITDA*
Total adjusted EBITDA	6,772	7,352	4,244	20,287	11,248

Capital expenditure*
Total capital expenditure	1,386	1,208	1,099	3,848	3,566

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
Production (net of royalties)(a)
Liquids* (mb/d)	959	935	975	947	970
Natural gas (mmcf/d)	2,075	1,964	1,961	2,001	1,853
Total hydrocarbons* (mboe/d)	1,317	1,274	1,313	1,292	1,289

Average realizations*(b)
Liquids ($/bbl)	93.14	100.34	65.53	92.35	59.60
Natural gas ($/mcf)	11.73	7.97	5.61	9.75	4.59
Total hydrocarbons* ($/boe)	86.21	87.46	57.72	83.42	52.35

(a)      Includes bp's share of production of equity-accounted entities in the oil production & operations segment.
(b)     Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Top of page 11

customers & products
Financial results
●      The replacement cost profit before interest and tax for the third quarter and nine months was $2,586 million and $8,098 million respectively, compared with $1,060 million and $2,634 million for the same periods in 2021. The third quarter and nine months included an adverse impact of net adjusting items* of $139 million and $789 million respectively, compared with an adverse impact of net adjusting items of $98 million and $7 million for the same periods in 2021.
●      After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the third quarter and nine months was $2,725 million and $8,887 million respectively, compared with $1,158 million and $2,641 million for the same periods in 2021.
●      The customers & products result for the third quarter, compared with the same period in 2021, reflects the benefit of higher performance in the refining and customers businesses. The result for the nine months reflects a higher performance in both refining and oil trading.
●      customers - the convenience and mobility results, excluding Castrol, for the third quarter and nine months were higher than the same periods in 2021. The results benefited from improved retail, midstream including biofuels and aviation performance, partially offset by adverse foreign exchange impacts and inflationary pressure. Convenience continued to show strong momentum, despite a challenging environment.
Castrol results for the third quarter and nine months were lower than the same periods in 2021, due to increasing input costs and ongoing COVID restrictions, particularly in China, as well as adverse foreign exchange impacts.
●      products - the products results for the third quarter and nine months were higher compared with the same periods in 2021. In refining for the quarter and nine months, higher realized margins were partially offset by higher energy costs and turnaround and maintenance activity. The result for the nine months also reflects an exceptionally strong oil trading performance in the first half of 2022.

Operational update
●      Utilization for the third quarter and nine months was higher than the same periods in 2021. bp-operated refining availability* for the third quarter and nine months was 94.3% and 94.4% respectively, lower compared with 95.6% and 94.6% for the same periods in 2021. The third quarter was impacted by a higher level of unplanned maintenance. Following a fire at the bp-Husky Toledo refinery in Ohio, US, the refinery has been shut down since 20 September, with investigations ongoing.

Strategic progress
●      We made strong progress in accelerating our electric vehicle (EV) charging ambition across key markets through a focus on 'on-the-go' charging and fleets:
◦     EV charge points* in the quarter grew by more than 60% compared to the same period last year;
◦     In August, bp and Hertz signed a memorandum of understanding (MOU) for the development of a national network of EV charging solutions across North America powered by bp pulse;
◦     In August, bp and Avatr technology Co. Ltd. signed a strategic collaboration agreement to accelerate the development of an EV ultra-fast charging network in China, with the intent to roll out more than 100 charging hubs in 19 cities by the end of 2023.
●      In October, bp announced the expansion of its strategic partnership with leading retailer REWE in Germany, to install fast, reliable, convenient charging for customers at up to 180 of their sites.
●      In September, Air bp signed an MOU with China National Aviation Fuel (CNAF) to explore opportunities to help decarbonize the aviation sector, and in October made its first commercial delivery of sustainable aviation fuel to Aberdeen International Airport.
●      In September, Castrol and Renault Group announced the extension of their lubricants aftermarket supply partnership until 2027.
●      On 8 August 2022, bp announced an agreement to sell its 50% interest in the bp-Husky Toledo refinery in Ohio US to Cenovus Energy Inc., its partner in the facility.

Top of page 12

customers & products (continued)
	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) before interest and tax	(269)	5,693	1,511	10,880	5,577
Inventory holding (gains) losses*	2,855	(2,162)	(451)	(2,782)	(2,943)
RC profit (loss) before interest and tax	2,586	3,531	1,060	8,098	2,634
Net (favourable) adverse impact of adjusting items	139	475	98	789	7
Underlying RC profit before interest and tax	2,725	4,006	1,158	8,887	2,641
Of which:(a)
customers - convenience & mobility	1,137	679	806	2,338	2,415
Castrol - included in customers	151	223	231	630	830
products - refining & trading	1,588	3,327	352	6,549	226
Taxation on an underlying RC basis	(725)	(783)	(314)	(1,908)	(570)
Underlying RC profit before interest	2,000	3,223	844	6,979	2,071

(a)      A reconciliation to RC profit before interest and tax by business is provided on page 31.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Adjusted EBITDA*(b)
customers - convenience & mobility	1,448	994	1,130	3,290	3,392
Castrol - included in customers	187	261	267	743	944
products - refining & trading	1,974	3,727	775	7,726	1,495
	3,422	4,721	1,905	11,016	4,887

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	697	715	747	2,129	2,246

Capital expenditure*
customers - convenience & mobility	404	334	301	1,085	872
Castrol - included in customers	42	43	37	137	120
products - refining & trading	309	341	296	1,018	776
Total capital expenditure	713	675	597	2,103	1,648

(b)     A reconciliation to RC profit before interest and tax by business is provided on page 31.

Retail(c)	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
bp retail sites* - total (#)	20,550	20,600	20,350	20,550	20,350
bp retail sites in growth markets*	2,600	2,650	2,650	2,600	2,650
Strategic convenience sites*	2,250	2,200	2,050	2,250	2,050

(c)      Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
US	1,143	1,163	1,161	1,140	1,103
Europe	1,098	1,032	968	1,005	838
Rest of World	451	439	439	454	450
	2,692	2,634	2,568	2,599	2,391
Trading/supply sales of refined products	355	369	425	359	392
Total sales volume of refined products	3,047	3,003	2,993	2,958	2,783

Top of page 13

customers & products (continued)

Refining marker margin*(d)	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
bp average refining marker margin (RMM) ($/bbl)	35.5	45.5	15.2	33.4	12.6

(d)     The RMM in the quarter is calculated based on bp's current refinery portfolio. On a comparative basis, the third quarter and nine months 2021 RMM would be $15.7/bbl and $13.0/bbl respectively.

Refinery throughputs (mb/d)	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
US	703	637	737	700	719
Europe	809	841	804	818	771
Rest of World	-	2	81	29	87
Total refinery throughputs	1,512	1,480	1,622	1,547	1,577
bp-operated refining availability* (%)	94.3	93.9	95.6	94.4	94.6

Top of page 14

other businesses & corporate
Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of Preparation - Investment in Rosneft.

Financial results
●      The replacement cost loss before interest and tax for the third quarter and nine months was $1,093 million and $26,840 million respectively, compared with a profit of $118 million and $21 million for the same periods in 2021. The third quarter and nine months included an adverse impact of net adjusting items* of $688 million and $25,975 million respectively, compared with an adverse impact of net adjusting items of $432 million and $1,106 million for the same periods in 2021. The adjusting items for the nine months of 2022 mainly relate to Rosneft. Fair value accounting effects* for the third quarter and nine months had an adverse impact of $785 million and $1,896 million respectively, compared with an adverse impact of $263 million and $637 million for the same periods in 2021.
●      After excluding adjusting items, the underlying replacement cost loss before interest and tax* for the third quarter and nine months was $405 million and $865 million respectively, compared with a profit of $550 million and $1,127 million for the same periods in 2021.
●      For other businesses & corporate excluding Rosneft, after excluding adjusting items, the underlying replacement cost loss before interest and tax for the third quarter and nine months was $405 million and $865 million respectively, compared with $373 million and $848 million for the same periods in 2021.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) before interest and tax	(1,093)	(1,028)	153	(26,840)	212
Inventory holding (gains) losses*	-	-	(35)	-	(191)
RC profit (loss) before interest and tax	(1,093)	(1,028)	118	(26,840)	21
Net (favourable) adverse impact of adjusting items(a)	688	827	432	25,975	1,106
Underlying RC profit (loss) before interest and tax	(405)	(201)	550	(865)	1,127
Taxation on an underlying RC basis	206	167	(82)	396	(30)
Underlying RC profit (loss) before interest	(199)	(34)	468	(469)	1,097

(a)      Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 34 for more information.

other businesses & corporate (excluding Rosneft)
Strategic progress
●      On 20 September, bp ventures invested $6 million (as a part of a $8 million investment round) in the all-electric ride-hailing business Freebee. Freebee provides free, on-demand, 100% electric transportation in the US as part of the public transit network of many municipalities, colleges and universities, and private entities such as corporate business parks and hotels and resorts.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) before interest and tax	(1,093)	(1,028)	(750)	(2,807)	(1,853)
Inventory holding (gains) losses*	-	-	-	-	-
RC profit (loss) before interest and tax	(1,093)	(1,028)	(750)	(2,807)	(1,853)
Net (favourable) adverse impact of adjusting items	688	827	377	1,942	1,005
Underlying RC profit (loss) before interest and tax	(405)	(201)	(373)	(865)	(848)
Taxation on an underlying RC basis	206	167	11	396	166
Underlying RC profit (loss) before interest	(199)	(34)	(362)	(469)	(682)

Top of page 15

other businesses & corporate (Rosneft)

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Profit (loss) before interest and tax	-	-	903	(24,033)	2,065
Inventory holding (gains) losses*	-	-	(35)	-	(191)
RC profit (loss) before interest and tax	-	-	868	(24,033)	1,874
Net (favourable) adverse impact of adjusting items	-	-	55	24,033	101
Underlying RC profit (loss) before interest and tax	-	-	923	-	1,975
Taxation on an underlying RC basis	-	-	(93)	-	(196)
Underlying RC profit (loss) before interest	-	-	830	-	1,779

Top of page 16

Financial statements

Group income statement

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021

Sales and other operating revenues (Note 5)	55,011	67,866	36,174	172,135	107,185
Earnings from joint ventures - after interest and tax	498	62	197	939	300
Earnings from associates - after interest and tax	275	127	1,103	1,273	2,560
Interest and other income	159	142	158	495	322
Gains on sale of businesses and fixed assets	1,866	1,309	235	3,693	1,590
Total revenues and other income	57,809	69,506	37,867	178,535	111,957
Purchases	39,993	39,141	23,937	106,942	60,834
Production and manufacturing expenses	7,193	7,601	6,026	21,769	19,446
Production and similar taxes	639	624	354	1,768	902
Depreciation, depletion and amortization (Note 6)	3,467	3,512	3,944	10,604	10,942
Net impairment and losses on sale of businesses and fixed assets (Note 3)	417	445	220	26,893	(2,344)
Exploration expense	225	128	116	445	322
Distribution and administration expenses	3,262	3,453	3,077	9,795	8,566
Profit (loss) before interest and taxation	2,613	14,602	193	319	13,289
Finance costs	649	556	693	1,869	2,098
Net finance (income) expense relating to pensions and other post-retirement benefits	(16)	(17)	(5)	(53)	6
Profit (loss) before taxation	1,980	14,063	(495)	(1,497)	11,185
Taxation	3,964	4,527	1,850	11,021	5,276
Profit (loss) for the period	(1,984)	9,536	(2,345)	(12,518)	5,909
Attributable to
bp shareholders	(2,163)	9,257	(2,544)	(13,290)	5,239
Non-controlling interests	179	279	199	772	670
	(1,984)	9,536	(2,345)	(12,518)	5,909

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	(11.45)	47.74	(12.63)	(69.01)	25.88
Diluted	(11.45)	47.18	(12.63)	(69.01)	25.72
Per ADS (dollars)
Basic	(0.69)	2.86	(0.76)	(4.14)	1.55
Diluted	(0.69)	2.83	(0.76)	(4.14)	1.54

Top of page 17

Condensed group statement of comprehensive income

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021

Profit (loss) for the period	(1,984)	9,536	(2,345)	(12,518)	5,909
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(1,725)	(2,454)	(599)	(5,928)	(302)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	-	-	-	10,791	-
Cash flow hedges and costs of hedging	(142)	99	(398)	179	(667)
Share of items relating to equity-accounted entities, net of tax	(134)	59	(3)	10	(60)
Income tax relating to items that may be reclassified	(54)	(70)	80	(226)	89
	(2,055)	(2,366)	(920)	4,826	(940)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(c)	112	(392)	494	1,848	3,110
Cash flow hedges that will subsequently be transferred to the balance sheet	(1)	(3)	(2)	(5)	1
Income tax relating to items that will not be reclassified	19	179	(130)	(470)	(883)
	130	(216)	362	1,373	2,228
Other comprehensive income	(1,925)	(2,582)	(558)	6,199	1,288
Total comprehensive income	(3,909)	6,954	(2,903)	(6,319)	7,197
Attributable to
bp shareholders	(4,042)	6,742	(3,084)	(6,978)	6,559
Non-controlling interests	133	212	181	659	638
	(3,909)	6,954	(2,903)	(6,319)	7,197

(a)      Third and second quarter 2022 are principally affected by movements in the Pound Sterling against the US dollar. Nine months 2022 is principally affected by movements in the Russian rouble and Pound Sterling against the US dollar.
(b)     See Note 1 Basis of preparation - Investment in Rosneft.
(c)      See Note 1 Basis of preparation - Pensions and other post-retirement benefits for further information.

Top of page 18

Condensed group statement of changes in equity

	bp shareholders'	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	(6,978)	383	276	(6,319)
Dividends	(3,267)	-	(194)	(3,461)
Issue of ordinary share capital(b)	820	-	-	820
Repurchase of ordinary share capital	(7,988)	-	-	(7,988)
Share-based payments, net of tax	631	-	-	631
Issue of perpetual hybrid bonds	(3)	325	-	322
Payments on perpetual hybrid bonds	15	(462)	-	(447)
Transactions involving non-controlling interests, net of tax	(512)	-	(152)	(664)
At 30 September 2022	58,181	13,287	1,865	73,333

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2021	71,250	12,076	2,242	85,568

Total comprehensive income	6,559	377	261	7,197
Dividends	(3,236)	-	(245)	(3,481)
Cash flow hedges transferred to the balance sheet, net of tax	(8)	-	-	(8)
Repurchase of ordinary share capital	(1,897)	-	-	(1,897)
Share-based payments, net of tax	407	-	-	407
Share of equity-accounted entities' changes in equity, net of tax	558	-	-	558
Issue of perpetual hybrid bonds	(24)	883	-	859
Payments on perpetual hybrid bonds	(7)	(431)	-	(438)
Transactions involving non-controlling interests, net of tax	873	-	(372)	501
At 30 September 2021	74,475	12,905	1,886	89,266

(a)      In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to the profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia. For more information see Note 1.
(b)     Relates to ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.

Top of page 19

Group balance sheet

	30 September	31 December
$ million	2022	2021
Non-current assets
Property, plant and equipment	105,045	112,902
Goodwill	11,145	12,373
Intangible assets	6,311	6,451
Investments in joint ventures	14,673	9,982
Investments in associates(a)	7,836	21,001
Other investments	2,597	2,544
Fixed assets	147,607	165,253
Loans	1,185	922
Trade and other receivables	1,094	2,693
Derivative financial instruments	9,333	7,006
Prepayments	549	479
Deferred tax assets	5,271	6,410
Defined benefit pension plan surpluses	10,003	11,919
	175,042	194,682
Current assets
Loans	285	355
Inventories	29,492	23,711
Trade and other receivables	34,817	27,139
Derivative financial instruments	11,491	5,744
Prepayments	1,148	2,486
Current tax receivable	293	542
Other investments	300	280
Cash and cash equivalents	29,304	30,681
	107,130	90,938
Assets classified as held for sale (Note 2)	1,310	1,652
	108,440	92,590
Total assets	283,482	287,272
Current liabilities
Trade and other payables	56,270	52,611
Derivative financial instruments	24,461	7,565
Accruals	6,327	5,638
Lease liabilities	1,842	1,747
Finance debt	3,877	5,557
Current tax payable	4,120	1,554
Provisions	6,857	5,256
	103,754	79,928
Liabilities directly associated with assets classified as held for sale (Note 2)	388	359
	104,142	80,287
Non-current liabilities
Other payables	9,313	10,567
Derivative financial instruments	16,430	6,356
Accruals	1,024	968
Lease liabilities	6,053	6,864
Finance debt	42,683	55,619
Deferred tax liabilities	9,016	8,780
Provisions	16,517	19,572
Defined benefit pension plan and other post-retirement benefit plan deficits	4,971	7,820
	106,007	116,546
Total liabilities	210,149	196,833
Net assets	73,333	90,439
Equity
bp shareholders' equity	58,181	75,463
Non-controlling interests	15,152	14,976
Total equity	73,333	90,439

(a)      See Note 1 Basis of preparation - Investment in Rosneft.

Top of page 20

Condensed group cash flow statement

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Operating activities
Profit (loss) before taxation	1,980	14,063	(495)	(1,497)	11,185
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,657	3,591	3,976	10,922	11,063
Net impairment and (gain) loss on sale of businesses and fixed assets	(1,449)	(864)	(15)	23,200	(3,934)
Earnings from equity-accounted entities, less dividends received	(391)	72	(784)	(1,412)	(1,956)
Net charge for interest and other finance expense, less net interest paid	72	(46)	63	210	392
Share-based payments	251	208	219	629	401
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(15)	(36)	(80)	(197)	(471)
Net charge for provisions, less payments	173	796	666	1,453	2,740
Movements in inventories and other current and non-current assets and liabilities	6,764	(4,416)	3,850	577	1,083
Income taxes paid	(2,754)	(2,505)	(1,424)	(6,524)	(3,007)
Net cash provided by operating activities	8,288	10,863	5,976	27,361	17,496
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,105)	(2,666)	(2,647)	(8,373)	(8,115)
Acquisitions, net of cash acquired	(3)	3	(53)	(8)	(54)
Investment in joint ventures	(40)	(159)	(70)	(493)	(859)
Investment in associates	(46)	(16)	(133)	(87)	(187)
Total cash capital expenditure	(3,194)	(2,838)	(2,903)	(8,961)	(9,215)
Proceeds from disposal of fixed assets	12	202	(19)	682	625
Proceeds from disposal of businesses, net of cash disposed	594	111	332	1,254	4,067
Proceeds from loan repayments	15	16	33	60	161
Cash provided from investing activities	621	329	346	1,996	4,853
Net cash used in investing activities	(2,573)	(2,509)	(2,557)	(6,965)	(4,362)
Financing activities
Net issue (repurchase) of shares (Note 7)	(2,876)	(2,288)	(926)	(6,756)	(1,426)
Lease liability payments	(478)	(472)	(506)	(1,448)	(1,580)
Proceeds from long-term financing	1	-	2,398	2,003	6,339
Repayments of long-term financing	(4,035)	(4,573)	(6,745)	(9,500)	(13,841)
Net increase (decrease) in short-term debt	(618)	(688)	(81)	(1,582)	108
Issue of perpetual hybrid bonds	194	62	859	322	859
Payments relating to perpetual hybrid bonds	(180)	(161)	(55)	(489)	(438)
Payments relating to transactions involving non-controlling interests (Other interest)	(2)	(1)	(560)	(8)	(560)
Receipts relating to transactions involving non-controlling interests (Other interest)	3	-	-	10	671
Dividends paid - bp shareholders	(1,140)	(1,062)	(1,101)	(3,270)	(3,227)
- non-controlling interests	(66)	(63)	(87)	(194)	(245)
Net cash provided by (used in) financing activities	(9,197)	(9,246)	(6,804)	(20,912)	(13,340)
Currency translation differences relating to cash and cash equivalents	(322)	(414)	(177)	(861)	(211)
Increase (decrease) in cash and cash equivalents	(3,804)	(1,306)	(3,562)	(1,377)	(417)
Cash and cash equivalents at beginning of period	33,108	34,414	34,256	30,681	31,111
Cash and cash equivalents at end of period	29,304	33,108	30,694	29,304	30,694

Top of page 21

Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2021 included in BP Annual Report and Form 20-F 2021.

bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2022 which are the same as those used in preparing BP Annual Report and Form 20-F 2021. There are no new or amended standards or interpretations adopted from 1 January 2022 onwards that have a significant impact on the financial information.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2021. These have been subsequently considered at the end of each quarter to determine if any changes were required to those judgements and estimates.

Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions was revised to 2.5% in the third quarter (31 December 2021 2.0%) to reflect increasing US Treasury yields. The principal impact of this rate increase was a $1.2 billion decrease in the decommissioning provision with a corresponding decrease in the carrying amount of property, plant and equipment of $0.9 billion.

Pensions and other post-retirement benefits
The group's defined benefit plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the third quarter of 2022, the group's total net defined benefit plan surplus as at 30 September 2022 is $5.0 billion, compared to a surplus of $5.3 billion at 30 June 2022 and $4.1 billion at 31 December 2021. The movement for the nine months principally reflects net actuarial gains reported in other comprehensive income arising from significant increases in the UK, US and Eurozone discount rates partly offset by negative asset performance and increases in inflation rates, and foreign exchange. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit pension plan surplus/deficit recognized.

Investment in Rosneft
On 27 February 2022, bp announced it will exit its shareholding in Rosneft and bp's two nominated Rosneft directors both stepped down from Rosneft's board. As a result, the significant judgement on significant influence over Rosneft was reassessed and a new significant estimate was identified for the fair value of bp's equity investment in Rosneft. From that date, bp accounts for its interest in Rosneft as a financial asset measured at fair value within 'Other investments'. Russia has implemented a number of counter-sanctions including restrictions on the divestment from Russian assets by foreign investors. Further, bp is not able to sell its Rosneft shares on the Moscow Stock Exchange and is unable to ascribe probabilities to possible outcomes of any exit process. As a result, it is considered that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft as at 30 September 2022.

At Rosneft's annual general meeting on 30 June 2022, shareholders approved a resolution to pay dividends of 23.63 roubles per ordinary share. bp did not participate in the meeting. In line with the resolution, bp would be entitled to total dividends of 49 billion roubles before withholding tax for the second half of 2021. bp has not been formally notified of any such payment having been made. Russia has imposed restrictions on the payments of dividends to certain foreign shareholders, including those based in the UK, requiring such dividends to be paid in roubles into restricted bank accounts and a requirement for approval of the Russian government for transfers from any such bank accounts out of Russia. Given the restrictions applicable to such accounts, management considers that the criteria for recognising any dividend income from Rosneft  for the nine months to 30 September 2022 have not been met.

As a result of bp's decision to exit its shareholding in Rosneft in the first quarter 2022, the group has ceased to report Rosneft as a separate segment in its financial reporting for 2022. Rosneft results up to 27 February 2022 are included within other businesses & corporate (OB&C), and 2021 comparatives have been restated to include the Rosneft segment as per the table below.

Top of page 22

Note 1. Basis of preparation (continued)
	OB&C (as previously reported)	Rosneft (as previously reported)	OB&C restated	OB&C (as previously reported)	Rosneft (as previously reported)	OB&C restated
	Third	Third	Third	Nine	Nine	Nine
	quarter	quarter	quarter	months	months	months
$ million	2021	2021	2021	2021	2021	2021

Profit (loss) before interest and tax	(750)	903	153	(1,853)	2,065	212
Inventory holding (gains) losses*	-	(35)	(35)	-	(191)	(191)
RC profit (loss) before interest and tax	(750)	868	118	(1,853)	1,874	21
Net (favourable) adverse impact of adjusting items	377	55	432	1,005	101	1,106
Underlying RC profit (loss) before interest and tax	(373)	923	550	(848)	1,975	1,127
Taxation on an underlying RC basis	11	(93)	(82)	166	(196)	(30)
Underlying RC profit (loss) before interest	(362)	830	468	(682)	1,779	1,097

Since the first quarter 2022, bp has also determined that its other businesses with Rosneft within Russia, which are included in the oil production & operations segment also have a fair value of nil and are subject to similar sanctions and restrictions with respect to the receipt of dividends as described above.  Management considers that the criteria for recognising dividend income from other businesses with Rosneft within Russia that declared a dividend in the third quarter 2022 have not been met.

The total pre-tax charge for the nine months to 30 September 2022 relating to bp's investment in Rosneft and other businesses with Rosneft in Russia is $25,520 million.

Events after the reporting period
On 30 September 2022 EU ministers reached political agreement on a proposed regulation to address high energy prices. The regulation includes a temporary solidarity contribution on the oil, gas, coal and refinery sectors. Any impact to bp will be accounted for once the legislation has been substantively enacted.

Top of page 23

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 30 September 2022 is $1,310 million, with associated liabilities of $388 million.  These relate to the transactions described below.

On 7 September 2022, bp announced that it had agreed to sell its upstream business in Algeria to Eni. Completion is subject to customary governmental and other approvals. Assets of $498 million and associated liabilities of $46 million have been classified as held for sale in the group balance sheet at 30 September 2022.

On 8 August 2022, bp announced an agreement to sell its 50% interest in the bp-Husky Toledo refinery in Ohio US, to Cenovus Energy Inc., its partner in the facility. Following a fire at the refinery, it has been shut down since 20 September, with investigations ongoing. Assets of $812 million and associated liabilities of $342 million have been classified as held for sale in the group balance sheet at 30 September 2022.

Transactions that were classified as held for sale during 2022, but completed during the third quarter, are described below.

On 12 June 2022, bp entered into an agreement to sell its 50% interest in the Sunrise oil sands project in Canada to Cenovus Energy Inc. for C$600 million (Canadian dollars) cash (subject to customary closing adjustments), up to C$600 million of contingent consideration expiring after two years and Cenovus's 35% position in the undeveloped Bay du Nord project offshore Canada. The transaction closed on 31 August 2022.

On 11 March 2022, bp and Eni signed an agreement to form Azule Energy, an independent incorporated 50:50 joint venture, through the combination of the two companies' Angolan businesses. The transaction closed on 1 August 2022 and, from that date, bp reported an equity accounted investment in Azule Energy. This investment was initially recognized at a fair value of $4,922 million (net of deferred gain) and the transaction resulted in a non-taxable accounting gain of $1,951 million on completion and a deferred gain of the same amount that will be recognized over time as the Azule Energy assets are depreciated.

Note 3. Impairment and losses on sale of businesses and fixed assets(a)

Net impairment reversals and losses on sale of businesses and fixed assets for the third quarter were a charge of $417 million and net impairment charges and losses on sale of businesses and fixed assets for the nine months were $26,893 million, compared with net charges of $220 million and reversals of $2,344 million for the same periods in 2021 and include net impairment reversals for the third quarter  of $11 million and charges for the nine months of $14,777 million, compared with net charges of $256 million and reversals of $2,488 million for the same periods in 2021.

gas & low carbon energy segment
In the gas & low carbon energy segment there was a net impairment charge of $6 million and $523 million for the third quarter and nine months respectively, compared with net charges of $197 million and reversals of $951 million for the same periods in 2021.

oil production & operations segment
In the oil production & operations segment there was a net impairment reversal of $43 million and charge of $336 million for the third quarter and nine months respectively, compared with net charges of $5 million and reversals of $1,652 million for the same periods in 2021.

Impairment charges for the nine months 2022 included charges related to the decision to exit other businesses with Rosneft within Russia.

other businesses and corporate
In the other businesses and corporate segment there was an impairment reversal of $1 million and net charge of $13,492 million for the third quarter and nine months respectively, compared with a net impairment reversal of $2 million and charge of $51 million for the same periods in 2021 and a loss on sale of businesses and fixed assets of $11,082 million.

The impairment charge and the loss on sale of businesses and fixed assets for the nine months mainly relates to bp's investment in Rosneft - see Note 1.

(a)      All disclosures are pre-tax.

Top of page 24

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
gas & low carbon energy	(2,956)	2,737	(4,135)	(1,743)	222
oil production & operations	6,965	7,237	2,692	18,033	7,289
customers & products	2,586	3,531	1,060	8,098	2,634
other businesses & corporate(a)	(1,093)	(1,028)	118	(26,840)	21
	5,502	12,477	(265)	(2,452)	10,166
Consolidation adjustment - UPII*	(21)	(21)	(42)	(8)	(60)
RC profit (loss) before interest and tax	5,481	12,456	(307)	(2,460)	10,106
Inventory holding gains (losses)*
gas & low carbon energy	(14)	(9)	15	2	41
oil production & operations	1	(7)	(1)	(5)	8
customers & products	(2,855)	2,162	451	2,782	2,943
other businesses & corporate(a)	-	-	35	-	191
Profit (loss) before interest and tax	2,613	14,602	193	319	13,289
Finance costs	649	556	693	1,869	2,098
Net finance expense/(income) relating to pensions and other post-retirement benefits	(16)	(17)	(5)	(53)	6
Profit (loss) before taxation	1,980	14,063	(495)	(1,497)	11,185

RC profit (loss) before interest and tax*
US	3,954	3,322	1,964	9,553	4,826
Non-US	1,527	9,134	(2,271)	(12,013)	5,280
	5,481	12,456	(307)	(2,460)	10,106

(a)      From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.

Top of page 25

Note 5. Sales and other operating revenues

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
By segment
gas & low carbon energy	8,053	13,243	2,554	29,462	16,295
oil production & operations	8,599	9,504	6,285	26,261	17,037
customers & products	47,831	55,557	34,382	145,551	92,649
other businesses & corporate	552	516	423	1,520	1,240
	65,035	78,820	43,644	202,794	127,221

Less: sales and other operating revenues between segments
gas & low carbon energy	2,785	1,621	1,269	6,354	3,364
oil production & operations	7,589	8,753	5,423	23,378	15,206
customers & products	(276)	392	354	808	576
other businesses & corporate	(74)	188	424	119	890
	10,024	10,954	7,470	30,659	20,036

External sales and other operating revenues
gas & low carbon energy	5,268	11,622	1,285	23,108	12,931
oil production & operations	1,010	751	862	2,883	1,831
customers & products	48,107	55,165	34,028	144,743	92,073
other businesses & corporate	626	328	(1)	1,401	350
Total sales and other operating revenues	55,011	67,866	36,174	172,135	107,185

By geographical area
US	22,451	27,331	15,372	68,934	45,168
Non-US	45,111	54,331	28,578	142,239	85,161
	67,562	81,662	43,950	211,173	130,329
Less: sales and other operating revenues between areas	12,551	13,796	7,776	39,038	23,144
	55,011	67,866	36,174	172,135	107,185

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	1,322	2,034	1,275	5,500	3,900
Oil products	40,036	43,267	27,699	115,054	71,628
Natural gas, LNG and NGLs	11,106	8,944	5,475	30,730	13,929
Non-oil products and other revenues from contracts with customers	2,267	1,825	2,275	6,437	5,276
Revenue from contracts with customers	54,731	56,070	36,724	157,721	94,733
Other operating revenues(a)	280	11,796	(550)	14,414	12,452
Total sales and other operating revenues	55,011	67,866	36,174	172,135	107,185

(a)      Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Top of page 26

Note 6. Depreciation, depletion and amortization

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,177	1,203	1,230	3,635	3,199
oil production & operations	1,381	1,371	1,767	4,181	4,900
customers & products	697	715	747	2,129	2,246
other businesses & corporate	212	223	200	659	597
	3,467	3,512	3,944	10,604	10,942
Total depreciation, depletion and amortization by geographical area
US	1,180	1,159	1,206	3,422	3,488
Non-US	2,287	2,353	2,738	7,182	7,454
	3,467	3,512	3,944	10,604	10,942

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. As part of the share buyback programme announced on 27 April 2021, 571 million ordinary shares repurchased for cancellation were settled during the third quarter 2022 for a total cost of $2,876 million. This brings the total number of shares repurchased and settled in the nine months to 1,314 million for a total cost of $6,756 million. A further 239 million ordinary shares were repurchased and settled in October for a total cost of $1,235 million which has been accrued at 30 September 2022. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.

165 million new ordinary shares were issued in April 2022 as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Results for the period
Profit (loss) for the period attributable to bp shareholders	(2,163)	9,257	(2,544)	(13,290)	5,239
Less: preference dividend	-	1	1	1	2
Profit (loss) attributable to bp ordinary shareholders	(2,163)	9,256	(2,545)	(13,291)	5,237

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	18,885,725	19,388,427	20,150,186	19,260,486	20,239,365
ADS equivalent(c)	3,147,620	3,231,404	3,358,364	3,210,081	3,373,228

Weighted average number of shares outstanding used to calculate diluted earnings per share	18,885,725	19,619,628	20,150,186	19,260,486	20,359,280
ADS equivalent(c)	3,147,620	3,269,938	3,358,364	3,210,081	3,393,213

Shares in issue at period-end	18,566,848	19,135,400	20,008,900	18,566,848	20,008,900
ADS equivalent(c)	3,094,474	3,189,233	3,334,816	3,094,474	3,334,816

(a)      Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)     If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the third quarter 2022, third quarter 2021 and nine months 2022 are 274,005 thousand (ADS equivalent 45,668 thousand), 123,543 thousand (ADS equivalent 20,591 thousand) and 217,311 thousand (ADS equivalent 36,218 thousand).
(c)      One ADS is equivalent to six ordinary shares.

Top of page 27

Note 8. Dividends

Dividends payable
BP today announced an interim dividend of 6.006 cents per ordinary share which is expected to be paid on 16 December 2022 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 11 November 2022. The ex-dividend date will be 9 November 2022 for ADS holders and 10 November 2022 for ordinary shareholders. The corresponding amount in sterling is due to be announced on 6 December 2022, calculated based on the average of the market exchange rates over three dealing days between 30 November 2022 and 2 December 2022. Holders of ADSs are expected to receive $0.36036 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the third quarter 2022 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the third quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
Dividends paid per ordinary share
cents	6.006	5.460	5.460	16.926	15.960
pence	5.168	4.356	3.953	13.683	11.433
Dividends paid per ADS (cents)	36.04	32.76	32.76	101.56	95.76

Note 9. Net debt

Net debt*	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Finance debt(a)	46,560	52,866	63,214	46,560	63,214
Fair value (asset) liability of hedges related to finance debt(b)	4,746	3,058	(549)	4,746	(549)
	51,306	55,924	62,665	51,306	62,665
Less: cash and cash equivalents	29,304	33,108	30,694	29,304	30,694
Net debt(c)	22,002	22,816	31,971	22,002	31,971
Total equity	73,333	81,563	89,266	73,333	89,266
Gearing*	23.1%	21.9%	26.4%	23.1%	26.4%
(a)      The fair value of finance debt at 30 September 2022 was $41,414 million (30 June 2022 $49,056 million, 30 September 2021 $65,316 million).
(b)     Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $116 million at 30 September 2022 (second quarter 2022 liability of $246 million and third quarter 2021 liability of $151 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)      Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

As part of actively managing its debt portfolio, in the third quarter the group bought back $2.9 billion of finance debt (second quarter 2022 $4.5 billion, third quarter 2021 $4.2 billion equivalent) consisting entirely of US dollar bonds. Year to date the group has bought back a total of $7.4 billion of finance debt ($8.1 billion equivalent for the comparative period in 2021). Derivatives associated with non-US dollar debt bought back in relevant comparative periods were also terminated. These transactions have no significant impact on net debt or gearing.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 31 October 2022, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2022. BP Annual Report and Form 20-F 2021 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 28

Additional information

Capital expenditure*

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Capital expenditure
Organic capital expenditure*	3,191	2,845	2,850	8,609	8,267
Inorganic capital expenditure*(a)	3	(7)	53	352	948
	3,194	2,838	2,903	8,961	9,215

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Capital expenditure by segment
gas & low carbon energy(a)	958	823	1,072	2,642	3,704
oil production & operations	1,386	1,208	1,099	3,848	3,566
customers & products	713	675	597	2,103	1,648
other businesses & corporate	137	132	135	368	297
	3,194	2,838	2,903	8,961	9,215
Capital expenditure by geographical area
US	1,377	1,253	1,176	3,727	3,553
Non-US	1,817	1,585	1,727	5,234	5,662
	3,194	2,838	2,903	8,961	9,215

(a)      Nine months 2021 includes the final payment of $712 million in respect of the strategic partnership with Equinor.

Top of page 29

Adjusting items*

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
gas & low carbon energy
Gains on sale of businesses and fixed assets(a)	3	-	-	12	1,034
Net impairment and losses on sale of businesses and fixed assets(b)	(6)	(265)	(197)	(523)	950
Environmental and other provisions	-	-	-	-	-
Restructuring, integration and rationalization costs	-	1	-	5	(29)
Fair value accounting effects(c)(d)	(9,224)	(74)	(5,808)	(14,313)	(6,872)
Other	31	(5)	63	161	(178)
	(9,196)	(343)	(5,942)	(14,658)	(5,095)
oil production & operations
Gains on sale of businesses and fixed assets(e)	1,851	1,278	261	3,378	645
Net impairment and losses on sale of businesses and fixed assets(b)	(326)	268	33	(1,262)	1,575
Environmental and other provisions	244	(204)	(68)	98	(909)
Restructuring, integration and rationalization costs	3	(7)	4	(14)	(90)
Fair value accounting effects	-	-	-	-	-
Other	(18)	-	1	37	(200)
	1,754	1,335	231	2,237	1,021
customers & products
Gains on sale of businesses and fixed assets	10	31	(25)	302	(114)
Net impairment and losses on sale of businesses and fixed assets	(85)	(434)	(58)	(532)	(136)
Environmental and other provisions	(1)	(35)	(1)	(36)	(9)
Restructuring, integration and rationalization costs	(4)	9	16	6	(35)
Fair value accounting effects(d)	(59)	(62)	(30)	(498)	290
Other	-	16	-	(31)	(3)
	(139)	(475)	(98)	(789)	(7)
other businesses & corporate(f)
Gains on sale of businesses and fixed assets	1	-	-	-	-
Net impairment and losses on sale of businesses and fixed assets	-	(15)	1	(16)	(50)
Environmental and other provisions	67	(89)	(65)	(25)	(137)
Restructuring, integration and rationalization costs	6	(3)	(12)	16	(111)
Fair value accounting effects(d)	(785)	(686)	(263)	(1,896)	(637)
Rosneft(f)	-	-	(55)	(24,033)	(101)
Gulf of Mexico oil spill	(21)	(21)	(17)	(61)	(46)
Other	44	(13)	(21)	40	(24)
	(688)	(827)	(432)	(25,975)	(1,106)
Total before interest and taxation	(8,269)	(310)	(6,241)	(39,185)	(5,187)
Finance costs(g)	(68)	(30)	(175)	(256)	(525)
Total before taxation	(8,337)	(340)	(6,416)	(39,441)	(5,712)
Taxation on adjusting items(h)	988	(461)	160	1,998	(267)
Taxation - tax rate change effect of UK energy profits levy(i)	(778)	-	-	(778)	-
Total after taxation for period	(8,127)	(801)	(6,256)	(38,221)	(5,979)

(a)    Nine months 2021 relates to a gain from the divestment of a 20% stake in Oman Block 61.
(b)    See Note 3 for further information.
(c)    Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect represents the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(d)   For further information, including the nature of fair value accounting effects reported in each segment, see pages 3, 6 and 34.
(e)   Third quarter and nine months 2022 include a non-taxable gain of $1,951 million arising from the contribution of bp's Angolan business to Azule Energy. Second quarter and nine months 2022 include gains of $904 million related to the deemed disposal of 12% of the group's interest in Aker BP, an associate of bp, following completion of Aker BP's acquisition of Lundin Energy, and $361 million in relation to the disposal of the group's interest in the Rumaila field in Iraq to Basra Energy Company, an associate of bp.
(f)    From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.
(g)    Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables, the income statement impact associated with the buyback of finance debt (see Note 9 for further information) and temporary valuation differences associated with the group's interest rate and foreign currency exchange risk management of finance debt.
(h)    Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

Top of page 30

(i)       Third quarter and nine months 2022 includes the deferred tax impact of the UK Energy Profits Levy on existing temporary differences unwinding over the period 1 October 2022 to 31 December 2025. The levy increases the headline rate of tax from 40% to 65% on profits from bp's North Sea business made from 26 May 2022 until 31 December 2025.

Net debt including leases

Net debt including leases*	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Net debt	22,002	22,816	31,971	22,002	31,971
Lease liabilities	7,895	8,056	8,628	7,895	8,628
Net partner (receivable) payable for leases entered into on behalf of joint operations	22	14	111	22	111
Net debt including leases	29,919	30,886	40,710	29,919	40,710
Total equity	73,333	81,563	89,266	73,333	89,266
Gearing including leases*	29.0%	27.5%	31.3%	29.0%	31.3%

Gulf of Mexico oil spill

	30 September	31 December
$ million	2022	2021
Gulf of Mexico oil spill payables and provisions	(9,464)	(10,433)
Of which - current	(1,204)	(1,279)

Deferred tax asset	2,255	3,959

During the second quarter pre-tax payments of $1,204 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2021 - Financial statements - Notes 6, 8, 19, 21, 22, 28, and 32.

Working capital* reconciliation

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	6,764	(4,416)	3,850	577	1,083
Adjusted for inventory holding gains (losses)* (Note 4 excluding Rosneft)	(2,868)	2,146	465	2,779	2,992
Adjusted for fair value accounting effects relating to subsidiaries	(10,068)	(676)	(6,101)	(16,561)	(7,219)
Working capital release (build) after adjusting for net inventory gains (losses) and fair value accounting effects	(6,172)	(2,946)	(1,786)	(13,205)	(3,144)

(a)      The movement in working capital includes outflows relating to the Gulf of Mexico oil spill on a pre-tax basis of $29 million and $1,285 million in the third quarter and nine months of 2022 respectively. For the same periods in 2021 the amount was an outflow of $36 million and $1,375 million respectively.

Top of page 31

Surplus cash flow* reconciliation

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
Sources:
Net cash provided by operating activities	8,288	10,863	5,976	27,361	17,496
Cash provided from investing activities	621	329	346	1,996	4,853
Other proceeds(a)	-	409	-	573	-
Receipts relating to transactions involving non-controlling interests	3	-	-	10	671
Cash inflow	8,912	11,601	6,322	29,940	23,020

Uses:
Lease liability payments	(478)	(472)	(506)	(1,448)	(1,580)
Payments on perpetual hybrid bonds	(180)	(161)	(55)	(489)	(438)
Dividends paid - BP shareholders	(1,140)	(1,062)	(1,101)	(3,270)	(3,227)
- non-controlling interests	(66)	(63)	(87)	(194)	(245)
Total capital expenditure*	(3,194)	(2,838)	(2,903)	(8,961)	(9,215)
Net repurchase of shares relating to employee share schemes	-	-	-	(500)	(500)
Payments relating to transactions involving non-controlling interests	(2)	(1)	(560)	(8)	(560)
Currency translation differences relating to cash and cash equivalents	(322)	(414)	(177)	(861)	(211)
Cash outflow	(5,382)	(5,011)	(5,389)	(15,731)	(15,976)

Cash used to meet net debt target	-	-	-	-	3,729

Surplus cash flow	3,530	6,590	933	14,209	3,315

(a)      Other proceeds for the second quarter and nine months 2022 include $409 million and $573 million respectively of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds have been recognized as the potential recourse reduces and by end second quarter 2022 all proceeds were recognized.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
$ million	2022	2022	2021	2022	2021
RC profit before interest and tax for customers & products	2,586	3,531	1,060	8,098	2,634
Less: Adjusting items* gains (charges)	(139)	(475)	(98)	(789)	(7)
Underlying RC profit before interest and tax for customers & products	2,725	4,006	1,158	8,887	2,641
By business:
customers - convenience & mobility	1,137	679	806	2,338	2,415
Castrol - included in customers	151	223	231	630	830
products - refining & trading	1,588	3,327	352	6,549	226

Add back: Depreciation, depletion and amortization	697	715	747	2,129	2,246
By business:
customers - convenience & mobility	311	315	324	952	977
Castrol - included in customers	36	38	36	113	114
products - refining & trading	386	400	423	1,177	1,269

Adjusted EBITDA for customers & products	3,422	4,721	1,905	11,016	4,887
By business:
customers - convenience & mobility	1,448	994	1,130	3,290	3,392
Castrol - included in customers	187	261	267	743	944
products - refining & trading	1,974	3,727	775	7,726	1,495

Top of page 32

Realizations* and marker prices

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
Average realizations(a)
Liquids* ($/bbl)
US	82.23	89.80	59.87	81.05	52.92
Europe	94.21	113.92	74.02	104.12	67.79
Rest of World	101.82	106.77	68.67	98.93	63.51
BP Average	92.44	100.94	65.63	92.42	59.78
Natural gas ($/mcf)
US	7.25	6.28	3.51	5.88	3.33
Europe	34.37	16.06	17.07	28.15	10.96
Rest of World	9.85	8.42	5.26	8.74	4.44
BP Average	10.31	8.31	5.35	8.99	4.48
Total hydrocarbons* ($/boe)
US	66.82	69.71	45.39	63.19	41.24
Europe	132.68	106.29	81.99	125.03	66.51
Rest of World	71.19	71.65	45.13	68.34	40.45
BP Average	73.76	73.24	47.57	70.56	42.37
Average oil marker prices ($/bbl)
Brent	100.84	113.93	73.51	105.51	67.92
West Texas Intermediate	91.63	108.77	70.54	98.46	65.06
Western Canadian Select	69.02	90.25	56.95	79.72	52.06
Alaska North Slope	98.84	112.17	72.66	102.34	67.53
Mars	89.54	105.27	69.09	96.01	64.67
Urals (NWE - cif)	71.24	77.29	70.63	78.58	65.60
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	8.20	7.17	4.02	6.78	3.19
UK Gas - National Balancing Point (p/therm)	281.01	130.11	118.81	216.37	78.38

(a)      Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)     Henry Hub First of Month Index.

Exchange rates

	Third	Second	Third	Nine	Nine
	quarter	quarter	quarter	months	months
	2022	2022	2021	2022	2021
$/£ average rate for the period	1.18	1.26	1.38	1.25	1.39
$/£ period-end rate	1.12	1.21	1.34	1.12	1.34

$/€ average rate for the period	1.01	1.06	1.18	1.06	1.20
$/€ period-end rate	0.98	1.05	1.16	0.98	1.16

$/AUD average rate for the period	0.68	0.71	0.73	0.71	0.76
$/AUD period-end rate	0.65	0.69	0.72	0.65	0.72

Rouble/$ average rate for the period	60.24	67.50	73.52	71.89	74.04
Rouble/$ period-end rate	58.40	54.68	72.78	58.40	72.78

Top of page 33

Legal proceedings
For a full discussion of the group's material legal proceedings, see pages 248-249 of bp Annual Report and Form 20-F 2021.

Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.

Adjusted EBITDA is a non-GAAP measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items*, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-GAAP measures. An analysis of adjusting items by segment and type is shown on page 29.

Blue hydrogen - Hydrogen made from natural gas in combination with carbon capture and storage (CCS).

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.

Cash balance point is defined as the implied Brent oil price, on average over 2021-25, to balance bp's sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2020 real terms.

Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.

Developed renewables to final investment decision (FID) - Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture.

Top of page 34

Glossary (continued)

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp's gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. Under management's internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp's risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed (which is reflected in the underlying result, but not in reported earnings). This gives a better representation of performance in each period.

In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Top of page 35

Glossary (continued)

Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.

Gearing including leases and net debt including leases are non-GAAP measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group's lease portfolio on net debt and gearing. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.

Green hydrogen - Hydrogen made from solar, wind and hydro-electricity.

Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in projects which expand the group's activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to GAAP information is provided on page 28.

Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.

Inventory holding gains and losses are non-GAAP adjustments to our IFRS profit (loss) and represent:

a.     the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation's production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

b.     an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation's inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids - Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Top of page 36

Glossary (continued)

Organic capital expenditure is a non-GAAP measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to GAAP information is provided on page 28.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.

Refining availability represents Solomon Associates' operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp's crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp's particular refinery configurations and crude and product slate.

Renewables pipeline - Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized GAAP measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp's management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to GAAP information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.

Retail sites in growth markets are retail sites that are either bp branded or co-branded with our partners in China, Mexico and Indonesia and also include sites in India through our Jio-bp JV.

Solomon availability - See Refining availability definition.

Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-branded vehicle energy (e.g. bp, Aral, ARCO, Amoco, Thorntons and Pulse) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase, but excludes sites in growth markets.

Top of page 37

Glossary (continued)

Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS.

Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

For the nine months of 2022, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognized as the potential recourse reduces. See page 31 for the components of our sources of cash and uses of cash.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events - Tier 1 events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.

Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in a GAAP estimate.

Underlying production - 2022 underlying production, when compared with 2021, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-GAAP measure and is RC profit or loss* (as defined on page 36) after excluding net adjusting items and related taxation. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 1 for the group and pages 6-15 for the segments.

Top of page 38

Glossary (continued)

Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-GAAP measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.

upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses and fair value accounting effects relating to subsidiaries is a non-GAAP measure. It is calculated by adjusting for inventory holding gains/losses reported in the period and from the second quarter 2021 onwards, it is also adjusted for fair value accounting effects relating to subsidiaries reported within adjusting items for the period. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities. In the context of describing working capital after adjusting for Gulf of Mexico oil spill outflows, change in working capital also excludes movements in inventories and other current and non-current assets and liabilities relating to the Gulf of Mexico oil spill.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks
Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, Castrol ON and Thorntons

Top of page 39

Cautionary statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions.

In particular, the following, among other statements, are all forward looking in nature: expectations regarding the conflict in Ukraine, related sanctions on Russia and inflationary pressures, including the impacts and consequences on demand and supply; plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility and storage levels; expectations regarding upstream production and bp's customers & products business; expectations regarding future working capital; expectations regarding major projects; expectations regarding refining margins; expectations regarding bp's business, financial performance, results of operations and cash flows; expectations regarding future project start-ups; expectations with regards to bp's transformation to an IEC; expectations regarding price assumptions used in accounting estimates; bp's plans and expectations regarding the amount and timing of share buybacks and quarterly and interim dividends; plans and expectations regarding bp's credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations regarding bp's exit of its shareholding in Rosneft and other investments in Russia; plans and expectations with respect to the total depreciation, depletion and amortization and other businesses & corporate underlying annual charge for 2022; plans and expectations regarding investments, collaborations and partnerships in charging infrastructure, including in North America, the UK, Germany and China; plans and expectations regarding the divestment programme, including the amount and timing of proceeds; plans and expectations regarding bp's renewable energy business; expectations regarding the underlying effective tax rate for 2022; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; expectations regarding bp's defined benefit pension plans; plans and expectations regarding capital expenditure, including that capital expenditure will be around $15.5 billion in 2022; plans and expectations regarding projects, joint ventures and other partnerships and agreements, including partnerships and other collaborations with Hertz, REWE, Renault Group and Avatr Technology Co. Ltd. as well as plans and expectations regarding the acquisition of Archaea Energy, the sale of its interest in the bp-Husky Toledo refinery to Cenovus Energy Inc. and related operational impacts, the sale of bp's upstream business in Algeria to Eni, the Cypre subsea gas development in Trinidad and Tobago and its relation to bp's Juniper platform, the purchase of EDF Energy Services, the Asian Renewable Energy Hub in Western Australia, the development of EV charge points, the HyGreen Teesside green hydrogen project and the Mad Dog Phase 2 project in the Gulf of Mexico.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.

Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact Rosneft's business or outlook, bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the possibility that actions of any competent authorities or any other relevant persons may limit bp's ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2021 as filed with the US Securities and Exchange Commission.

Top of page 40

Contacts

	London	Houston

Press Office	David Nicholas	Megan Baldino
	+44 (0) 7831 095541	+1 907 529 9029

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 November 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary